# EDGAR Submission Header Summary

| | |
|---|---|
| **Submission Type** | 8-K |
| **Live File** | on |
| **Return Copy** | on |
| **Submission Contact** | Victoria Faw |
| **Submission Contact Phone Number** | 304-769-1112 |
| **Exchange** | NASD |
| **Confirming Copy** | off |
| **Filer CIK** | 0000726854 |
| **Filer CCC** | xxxxxxxx |
| **Period of Report** | 12/17/14 |
| **Item IDs** | 7.01 |
| **Notify via Filing website Only** | off |
| **Emails** | vikki.faw@cityholding.com |

## Documents

| | |
|---|---|
| **8-K** | **form8-k.htm** |
| | **Form 8-K, CHCO Dividend 1 2015** |
| **GRAPHIC** | **chcologo.jpg** |
| | **CHCO logo** |
| **8-K** | **submissionpdf.pdf** |
| | **Printable copy, Form 8-K CHCO Dividend 1 2015** |

## Module and Segment References

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C., 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of**
**the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
**December 17, 2014**



## CITY HOLDING COMPANY
**(Exact Name of Registrant as Specified in its Charter)**

**Commission File Number: 0-11733**

| | |
|---|---|
| **West Virginia** | **55-0619957** |
| (State or Other Jurisdiction of | (I.R.S. Employer |
| Incorporation or Organization) | Identification No.) |

**25 Gatewater Road, Cross Lanes, WV 25313**
(Address of Principal Executive Offices, Including Zip Code)

**304-769-1100**
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

o  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
o  Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)
o  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
o  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

# Section 7 – Regulation FD

**Item 7.01**            **Regulation FD Disclosure**

On December 17, 2014, the Board of Directors of City Holding Company ("the Company"), declared a dividend of $0.40 per common share for shareholders of record as of January 15, 2015, payable on January 30, 2015.

The information in this Current Report shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subjected to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

# Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>December 17, 2014</u>                **City Holding Company**

By: /s/ David L. Bumgarner
David L. Bumgarner
Senior Vice President & Chief Financial Officer